Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

EMX ROYALTY CORPORATION ("EMX" or the "Company")

Suite 501 - 543 Granville Street

Vancouver, British Columbia

V6C 1X8

Item 2. Date of Material Change

September 18, 2024

Item 3. News Release

A news release dated September 18, 2024 was disseminated through the facilities of Newsfile Corp. and filed on SEDAR+ at www.sedarplus.com on September 18, 2024.

Item 4. Summary of Material Change

EMX announced the appointment of Mr. Stefan L. Wenger as Chief Financial Officer of the Company effective October 1, 2024.  The Company also announced the appointment of Mr. Douglas Reed who has transitioned from CFO to Chief Accounting Officer and the appointment of Mr. Ryan Hindmarch as Director of Finance.

In addition, the Company announced that an aggregate of 50,000 incentive stock options and 50,000 restricted shares units (RSUs) have been granted to Mr. Wenger as part of his CFO compensation package. The stock options will have a term of 5 years to expiry and will have an exercise price equal to the closing price of the Company's common shares on the TSX-Venture Exchange as of the day prior October 1, 2024; and the RSUs will vest after 12 months from the grant date.

Item 5. Full Description of Material Change

Item 5.1 Full Description of Material Change

Please see the news release attached as Schedule "A" for a full description of the material change, which is hereby incorporated by reference to this material change report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Rocio Echegaray, Corporate Secretary

Phone:  604-688-6390

Email:  rocio@EMXRoyalty.com

Item 9. Date of Report:

September 18, 2024

SCHEDULE "A"

EMX Royalty Announces Appointment of Stefan Wenger as CFO

Vancouver, British Columbia, September 18, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the appointment of Mr. Stefan L. Wenger as Chief Financial Officer effective October 1, 2024. Mr. Wenger was previously the Chief Financial Officer and Treasurer of Royal Gold, Inc., one of the mining industry's leading royalty companies, from 2006 to 2018.  Prior to becoming Royal Gold's CFO, Mr. Wenger was the Chief Accounting Officer from 2003 to 2006. During his tenure, Royal Gold grew its portfolio from 14 to 188 royalties, while annual revenues increased from US$15 million to US$459 million. Before Royal Gold, Mr. Wenger had begun his career as an auditor with Arthur Andersen. Mr. Wenger holds a Bachelor of Science degree in Business Administration from Colorado State University, has completed the General Management Program at the Harvard Business School, and is a Certified Public Accountant.

In addition to Mr. Wenger's new role as CFO, and as part of the Company's optimization of corporate responsibilities, Mr. Douglas Reed has transitioned from CFO to become EMX's Chief Accounting Officer and Mr. Ryan Hindmarch, currently Corporate Controller, has been appointed as the Director of Finance. The Company is excited to have Mr. Wenger onboard, as well as for the appointment of Mr. Reed and Mr. Hindmarch to their new positions, and looks forward to their collective contributions fostering EMX's growth and shareholder value creation.

On the effective date, as part of his appointment Mr. Wenger will receive 50,000 incentive stock options and 50,000 restricted shares units (RSUs) as part of his CFO compensation package. The options vest on the date of grant, will have a term of 5 years to expiry, and will have an exercise price equal to the closing price of the Company's common shares on the TSX-Venture Exchange as of the day prior October 1, 2024; and the RSUs will vest after 12 months from the grant date.

About EMX - EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results, but which are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to the Company being unable to comply with the covenants under the Credit Agreement, including the repayment of any amounts owing under the Loan, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com